UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Callidus Software, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13123E 50 0

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13123E 50 0

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only). Crescendo World Fund, LLC (41-1884144)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 2,160,029

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2,160,029

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,160,029

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.6%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 13123E 50 0

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only). Eagle Ventures WF, LLC (41-1889862)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 89,143

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 89,143

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 89,143

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 13123E 50 0

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only). Wessel German American Venture Partners, GbR

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 99,737

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 99,737

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 99,737

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 13123E 50 0

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only). R. David Spreng

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,000 (includes options to purchase 8,000 shares of Callidus Software, Inc. common stock which are exercisable within 60 days of February 13, 2004)

	6.	Shared Voting Power 2,348,909

	7.	Sole Dispositive Power 8,000 (includes options to purchase 8,000 shares of Callidus Software, Inc. common stock which are exercisable within 60 days of February 13, 2004)

	8.	Shared Dispositive Power 2,348,909

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: (1) 2,356,909

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.5%

12.	Type of Reporting Person (See Instructions) IN

(1)           Crescendo World Fund is managed by its managing member, Crescendo Ventures – World Fund, LLC, whose managing member is R. David Spreng.  Mr. Spreng is also the Chief Manager of Eagle Ventures WF, LLC.  Wessel German American Venture Partners, GbR is managed by Crescendo Capital Management, LLC, whose managing member is Mr. Spreng.  Pursuant to Rule 13d-3(a) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, Mr. Spreng is deemed to be the beneficial owner of 2,356,909 shares of common stock of Callidus Software, Inc. (the “Shares”).  Mr. Spreng disclaims beneficial ownership of all the Shares, except for the Shares, if any, in which he has a pecuniary interest.

Item 1	(a)	Name of Issuer. Callidus Software, Inc.
Item 1	(b)	Address of Issuer’s Principal Executive Offices. 160 West Santa Clara Street, Suite 1500 San Jose, California 95113

Item 2	(a)	Name of Person Filing. Crescendo World Fund, LLC Eagle Ventures WF, LLC Wessel German American Venture Partners, GbR R. David Spreng
Item 2	(b)	Address of Principal Business Office or, if None, Residence. 480 Cowper Street, Suite 300 Palo Alto, California 94301
Item 2	(c)	Citizenship. Crescendo World Fund, LLC – Delaware Eagle Ventures WF, LLC – Delaware Wessel German American Venture Partners, GbR – Germany R. David Spreng – United States of America
Item 2	(d)	Title of Class of Securities. Common Stock
Item 2	(e)	CUSIP Number. 13123E 50 0

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
	(a)	Amount beneficially owned: See row 9 of the cover sheets that are attached hereto and are hereby incorporated by reference.
	(b)	Percent of class: See row 11 of the cover sheets that are attached hereto and are hereby incorporated by reference.
	(c)	Number of shares as to which the person has: See rows 5-8 of the cover sheets that are attached hereto and are hereby incorporated by reference.
		(i)	Sole power to vote or to direct the vote:
		(ii)	Shared power to vote or to direct the vote:
		(iii)	Sole power to dispose or to direct the disposition of:
		(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certifications.
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004	CRESCENDO WORLD FUND LLC, by Crescendo Ventures – World Fund, LLC, managing member

	By	/s/ R. David Spreng
R. David Spreng, Managing Member

EAGLE VENTURES WF, LLC

	By	/s/ R. David Spreng
R. David Spreng, Chief Manager

WESSELS GERMAN AMERICAN VENTURE PARTNERS, GbR, by Crescendo Capital Management, LLC, managing member

	By	/s/ R. David Spreng
R. David Spreng, Managing Member

	By	/s/ R. David Spreng
R. David Spreng

Exhibit A

Agreement of Joint Filing

In accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Common Stock of Callidus Software, Inc., and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of February 13, 2004.

CRESCENDO WORLD FUND LLC, by Crescendo Ventures – World Fund, LLC, managing member

By	/s/ R. David Spreng
R. David Spreng, Managing Member

EAGLE VENTURES WF, LLC

By	/s/ R. David Spreng
R. David Spreng, Chief Manager

WESSELS GERMAN AMERICAN VENTURE PARTNERS, GbR, by Crescendo Capital Management, LLC, managing member

By	/s/ R. David Spreng
R. David Spreng, Managing Member

By	/s/ R. David Spreng
R. David Spreng